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                                       SEC FILE NUMBER 033-22128-D
                                                                                                                                              CUSIP NUMBER 65336B 30 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-C

For Period Ended: June 30, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:

Full Name of Registrant                           Nexia Holdings, Inc.

Former Name if Applicable                      N/A

Address of Principal Executive Office:      59 West 100 South, Second Floor
                                                               Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s 2nd Quarter 10-QSB has been delayed due to the Company’s dealing with the continuing expansion of its retail and beauty operations and the recent change in the Company’s Independent Accountant and the time spent on reaching an agreement to retain the new accountants.  The Company and its staff are working diligently to complete the reports for the period ended June 30, 2007.  Despite these efforts the Company will not be able to complete its Form 10-QSB for the second quarter of 2007 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

         Richard D. Surber       President                        (801) 575-8073
   (Name)                   (Title)                     (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).( X ) Yes   (   )  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?( X ) Yes  (    ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Change in the results of operations: set forth in the attachment hereto comparing estimated financial results for the first quarter of 2007 with the same period in 2006.

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Nexia Holdings, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2007                           By: /s/ Richard Surber .
Name: Richard D. Surber
Title: President

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Estimated results for the second quarter of 2007 compared to the second quarter of 2006.

Revenue

Gross revenue for the three and six month periods ended June 30, 2007, was $739,610 and $1,478,384 as compared to $365,107 and $676,552 for the same periods in 2006. The increase in the three and six months revenue of $374,503 and $801,832, or 103% and 119% respectively, is due to inclusion of sales revenue from the operation of the Landis Salon in the sum of $899,999, an increase of $312,012 or 53% over Landis revenue from the first six months of 2006 and the inclusion of $486,055 in revenue from the Black Chandelier operations of Gold Fusion Laboratories, Inc., which was acquired subsequent to the second quarter of 2006.

Operating Losses

Nexia recorded operating losses of $752,990 and $2,174,072 for the three and six month periods ended June 30, 2007, compared to losses of $675,835 and $965,301 for the comparable period in the year 2006. The increase in three and six month operating losses of $77,155 and $1,208,771, or 11% and 125% respectively, was the result of the increases in promotional marketing of Nexia stock of $329,202, stock subscriptions receivable expense of $543,201 and $468,092 of expenses from Gold Fusion Laboratories, Inc. which was acquired after the first quarter of 2006.

Net Income or losses

Nexia recorded net losses of $844,447 and $2,034,181 for the three and six month periods ended June 30, 2007, as compared to net income of $1,589,303 and $1,278,098 for the comparable periods in 2006. The increase in the three and six month net losses of $2,433,750 and $3,312,279, or 153% and 259% respectively, compared to the same period in 2006, reported above, is attributable primarily to the gain recognized on marketable securities of $2,306,950 in 2006 which were not realized in 2007.  The stock received for past services in the form of China Fruits stock contributed to $2,400,000 of the income during 2006 there were not similar gains recognized during the first six months of 2007.  Other factors affecting the change were operating expenses recognized from the Landis Salon operations, the addition of the Gold Fusion Laboratories, Inc. operations and other expenses described in “Operating Losses” paragraph above.

Nexia may not operate at a profit through fiscal 2007. Since Nexia's activities are tied to its ability to operate its retail operations and real estate properties at a profit, future profitability or its revenue growth tends to follow changes in the markets for these activities. There can be no guarantee that profitability or revenue growth will be realized in the future.

Expenses

General and administrative expenses for the three and six month periods ended June 30, 2007, were $912,106 and $2,372,357 compared to $850,271 and $808,528 for the same period in 2006. The increase in three and six months expenses of $61,578 and $1,563,829, or 7% and 193% respectively ,resulted from the addition of Gold Fusion Laboratories, Inc. expenses of $523,583, an increase in Nexia’s marketing stock expense of $329,202, expense for Nexia option shares issued of $543,201, increases in payroll expense (excluding Gold Fusion) of $88,533 and an increase in accounting for taxes and audit fees for Nexia of $116,806.

Depreciation and amortization expenses for the three and six months ended June 30, 2007, were $64,446 and $127,061 compared to $42,558 and $97,037 for same period in 2006. The increase in the three and six month expenses of $21,888 and 30,024, or 51% and 31% respectively, was attributable primarily to the additional equipment held by Gold Fusion Laboratories, Inc. acquired in September of 2006.

Capital Resources and Liquidity

On June 30, 2007, Nexia had current assets of $646,290 and $4,430,260 in total assets compared to current assets of $1,022,549 and total assets of $4,734,635 as of December 31, 2006. Nexia had net working capital deficit of $1,947,564 at June 30, 2007, as compared to a net working capital deficit of $1,223,337 at December 31, 2006. There was an increase in working capital deficit of $724,227.

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